15047902

UNITED S[TATES]
SECURITIES AND EXCHANGE COM[MISSION]
WASHINGTON, D.C. 20549

Mail Processing Section
MAR 02 2015
Washington DC
404

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
Hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM / DD / YY) AND ENDING 12/31/14 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

7 Hanover Square
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Walter — (212) 598-1398
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name)*

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/12

OATH OR AFFIRMATION

I, John H Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD S. GRIECO
Notary Public, State of New York
No. 30-4675886
Qualified in Nassau County
Commission Expires Dec. 31, 2018

Signature

Sr. Vice President & CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on Internal Control.
- ■ (p) Statement of Cash Flows.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of
Guardian Life Insurance Company of America)
Consolidated Statement of Financial Condition
December 31, 2014

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of Guardian Life Insurance Company of America)
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management of
Guardian Investor Services LLC and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Guardian Investor Services LLC and Subsidiaries (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

Guardian Investor Services LLC and Subsidiaries

(A wholly owned subsidiary of Guardian Life Insurance Company of America)

Consolidated Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 112,049,634
Cash segregated under federal regulations	10,000
Investments in equity securities	5,035,747
Accounts receivable	20,294,031
Receivable from Guardian Life Insurance Company of America and its affiliates	1,073,151
Prepaid expenses and other assets	7,018,043
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	7,949,875
Deferred distribution costs, net of accumulated amortization	384,797
Goodwill	316,877,263
Other intangible assets, net of accumulated amortization	205,510,284
Total assets	$ 676,202,825
Liabilities and Member's Equity	
Due to Guardian Life Insurance Company of America and its affiliates	$ 1,140,039
Commissions payable	7,627,096
Distribution payable to noncontrolling members	3,380,170
Accounts payable and accrued expenses	13,845,753
Promissory notes payable to noncontrolling members	3,405,363
Deferred income tax liability	54,518,786
Total liabilities	83,917,207
Member's equity	543,370,766
Undistributed earnings	1,127,252
Total member's equity	544,498,018
Noncontrolling interest	47,787,600
Total equity	592,285,618
Total liabilities and equity	$ 676,202,825

The accompanying notes are an integral part of this consolidated statement of financial condition

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of
Guardian Life Insurance Company of America)
Notes to Consolidated Statement of Financial Condition
December 31, 2014

1. Organization

Guardian Investor Services LLC ("GIS") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). GIS is also a registered investment adviser under the Investment Adviser Act of 1940. The Company provides investment advisory services to various affiliated diversified open-ended management companies that comprise the RS mutual fund family ("RS Funds"), a series of twenty-two portfolios.

GIS is a wholly owned subsidiary of Guardian Life Insurance Company of America ("GLIC") pursuant to a corporate restructuring on August 31, 2006 whereby Guardian Insurance & Annuity Company, Inc., ("GIAC"), a wholly owned subsidiary of GLIC, transferred 100% ownership of GIS to GLIC.

At December 31, 2014, GIS owns a 96.19% interest in RS Investment Management Co. LLC ("RS" or the "Subsidiary"), a San Francisco investment management firm specializing in mutual funds and institutional investment accounts, and 100% owner of RS Funds Distributor ("RSFD"), a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA. GIS' ownership interest in RS may fluctuate in response to the buyback of units from noncontrolling members or the issuance of units relative to the employee compensation plans discussed in Note 10.

Under the terms of the Operating Agreement (the "Operating Agreement"), RS serves as investment adviser to the RS Funds while GIS serves as sub-adviser to the fixed income and index funds, and as of June 1, 2014, SailingStone Capital Partners ("SSCP") serves as the sub-adviser of the international emerging markets funds. GIS served as the sole distributor of the RS Funds until May 31, 2014. Starting on June 1, 2014, RSFD serves as the sole distributor.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statement includes the accounts of GIS and its majority-owned subsidiary RS (collectively with GIS the "Company"). This consolidated financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual future results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include amounts on deposit with banks. Cash equivalents are stated at amortized cost, which approximates fair value, and consist of liquid investments having maturities of three months or less at time of purchase.

Accounts Receivable
Accounts receivable consists of management fees, 12b-1 distribution fees and expense reimbursements due from the RS Funds and institutional investment accounts.

Receivable from Guardian Life Insurance Company of America and its affiliates
Amounts receivable consists of management fees, expense, and tax reimbursements.

Deferred Distribution Costs
Deferred distribution costs relate to commissions paid to registered representatives for distribution of Class C shares ("C shares") for certain affiliated funds which have a contingent deferred sales charge ("CDSC"). Such costs are deferred and amortized over a 12-month period on a straight-line basis to the extent recoverable from future revenues.

At December 31, 2014, deferred distribution costs reported in the Consolidated Statement of Financial Condition were $384,797, net of accumulated amortization of $12,068,916.

Prepaid Expenses and Other Assets
Prepaid expenses and other assets consist primarily of association dues, prepaid rent expenses and miscellaneous receivables.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware and software is computed using the double declining balance method over the estimated useful lives of the assets, ranging from 1 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangible Assets
The Company follows GAAP accounting guidance related to goodwill and other indefinite lived intangible assets and tests goodwill and other intangible assets for impairment on an annual basis as of June 30 of each year. The Company tests goodwill and indefinite-lived intangible assets for impairment between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. There was no impairment recognized in the Consolidated Statement of Operations in 2014.

Due to Guardian Life Insurance Company of America and its affiliates
Amounts payable consist of general operating expenses and income taxes due to GLIC and administrative service expenses due to GIAC.

Investments in Equity Securities
The Company periodically adds new investment strategies to its investment product offerings by providing the initial cash investment or "seeding." The primary purpose of seeded investment products is to generate an investment performance track record in a product to attract third-party investors. Seed

investments by the Company are typically made in separate accounts which are 100% owned by the Company and are accounted for as trading securities.

Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist primarily of compensation, benefits, other operating expenses, market data services and other taxes.

Noncontrolling Interest
NCI consists of the noncontrolling members' (primarily RS employees) proportionate share of the assets and liabilities of RS, as well as an estimate of the future dilutive impact of options and restricted stock units held by RS employees. It is reflected as non-controlling interest in the Consolidated Financial Statements.

Federal Income Taxes
GIS is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, GIS's results are included in the consolidated federal and state income tax returns of GLIC. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement, which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purposes, since GLIC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GLIC is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between financial statement carrying amounts and income tax basis of assets and liabilities.

The Company follows GAAP accounting guidance related to accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected-to-be taken in a tax return. GAAP also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures.

Out of Period Adjustments
During 2014, the Company recorded an out of period adjustment related to noncontrolling interest. In connection with this, an adjustment of $1,547,972 was recorded to increase noncontrolling interest within the Consolidated Statement of Financial Condition. The impact of the error correction is immaterial to the current and prior year.

3. Related Party Transactions

A significant portion of GIS' revenues and expenses relate to transactions with GLIC and its affiliates.

General Operating Expense Agreement
GLIC charges GIS for the services of certain employees of GLIC engaged in the GIS business and for GIS' use of GLIC's centralized services. At December 31, 2014, the amount payable for these services included in due to Guardian Life Insurance Company of America and its affiliates in the Consolidated Statement of Financial Condition is $135,144.

Investment Advisory Agreements
In accordance with certain provisions of the management agreements with the mutual funds sponsored by RS (the "Fund Agreements"), GIS receives investment advisory fees ranging from 0.25% to 1.00% of the average daily net assets of the respective mutual funds. At December 31, 2014, the amount included in accounts receivable in the Consolidated Statement of Financial Condition is $11,240,208.

In addition, in accordance with the provisions of the distribution plans adopted by the mutual funds pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Distribution Plans"), each fund's share class pays GIS (until May 31, 2014; RSFD received payment starting June 1, 2014) at an annual rate from 0.25% to 1.10% of each fund's average daily net assets. At December 31, 2014, the amount included in accounts receivable in the Consolidated Financial Condition is $365,722.

The Fund Agreements provide that GIS reimburse the mutual funds for fund expenses that exceed a percentage of their average daily net assets. The reimbursement varies from 0.28% to 2.97% per annum of the average daily net assets of the mutual funds. At December 31, 2014, reimbursed expenses payable in the amount of $534,997 is included in accounts payable and accrued expenses in the Consolidated Statement of Financial Condition.

At December 31, 2014, the amount receivable included in receivable from Guardian Life Insurance Company of America and its affiliates in the Consolidated Statement of Financial Condition is $92,434.

Commissions
During the year, GIS earned commissions from selling Class A shares of the RS sponsored mutual funds, which provide for up front commissions to be paid by investors.

GIS incurred commissions to Park Avenue Securities (a subsidiary of GIAC), including trail commissions, during 2014. At December 31, 2014, the amount payable included in commissions payable in the Consolidated Statement of Financial Condition is $83,731.

Administrative Services Agreement
The Company has administrative services agreement that provides for payments to GIAC equal to an annual rate of 0.136% of the average daily net assets attributable to the RS Investment Trust and RS Variable Products Trust, and an annual rate of 0.24% of the average daily net assets of Gabelli Capital Series Funds, Inc., within variable annuity contracts and/or group variable funding agreements ("Separate Accounts") issued by GIAC. At December 31, 2014, the amount payable included in due

to Guardian Life Insurance Company of America and its affiliates in the Consolidated Statement of Financial Condition is $1,004,895.

4. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 - Inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – Inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – Inputs are observable where there is little or no market activity for the asset or liability and are generally determined based on observable inputs of a similar nature, historical observations and other techniques.

The following table summarizes the Company's financial instruments carried at fair value on the face of the Consolidated Statement of Financial Condition at December 31, 2014:

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Investments in equity securities	$ 5,035,747	$ -	$ -	$ 5,035,747
Total Assets	$ 5,035,747	$ -	$ -	$ 5,035,747

The following table summarizes the Company's financial instruments that are not carried at fair value on the face of the Consolidated Statement of Financial Condition at December 31, 2014:

	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Assets					
Cash and Cash equivalents	$ 112,059,634	$ 112,059,634	$ -	$ -	$ 112,059,634
Accounts receivable	20,294,031	-	20,294,031	-	20,294,031
Receivable from GLIC and its affiliates	1,073,151	-	1,073,151	-	1,073,151
Total Assets	$ 133,426,816	$ 112,059,634	$ 21,367,182	$ -	$ 133,426,816
Liabilities					
Commissions payable	$ 7,627,096	$ -	$ 7,627,096	$ -	$ 7,627,096
Due to GLIC and its affiliates	1,140,039	-	1,140,039	-	1,140,039
Distributions to non-controlling members	3,380,170	-	3,380,170	-	3,380,170
Accounts payable and accrued expenses	13,845,753	-	13,845,753	-	13,845,753
Promissory notes payable to members	3,405,363	-	3,405,363	-	3,405,363
Total Liabilities	$ 29,398,421	$ -	$ 29,398,421	$ -	$ 29,398,421

The carrying value of cash and cash equivalents, receivables and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity, and collectability.

Promissory notes payable to members were issued to noncontrolling members in exchange for LLC units of the Subsidiary (see Note 13). The notes are valued based upon the value of an LLC unit at the time of exchange multiplied by the number of LLC units exchanged. These promissory notes are classified as Level 2 within the valuation hierarchy. The short period of time to maturity and the high expectancy of collectability of these notes make the carrying value approximate the fair value of the notes.

5. Consolidated Entities

Variable Interest Entities

RS meets the definition of a VIE. The Company holds both (1) the power to direct the most significant activities of RS, and (2) has the obligation to absorb losses of RS or right to receive benefits that could be significant to the VIE. As such, the Company is deemed to be the primary beneficiary and must consolidate the VIE. The following table presents the total assets and total liabilities relating to VIEs

for which the Company has concluded that it is the primary beneficiary and which are consolidated in the Company's financial statements as of December 31, 2014. Creditors of the VIEs where the Company is a primary beneficiary have no recourse to the general credit of the Company, as the Company's obligations to the VIE is limited to the amount of its committed investment. The Company's maximum exposure to loss resulting from its relationship with these consolidated funds with RS is limited to its investment in RS, which was $486 million at December 31, 2014. The total assets and liabilities of RS are as follows:

	December 31,2014	
	Total Assets	Total Liabilities
RS	$ 580,731,626	$ 46,616,756
Total	$ 580,731,626	$ 46,616,756

6. Goodwill and Other Intangible Assets

Goodwill

Goodwill is recorded on the Consolidated Statement of Financial Condition as a result of the RS acquisition (see Note 1). RS was identified as the reporting unit for annual impairment testing. As of December 31, 2014, there was no impairment of Goodwill.

Other Intangible Assets

The table below reflects the identified intangible assets associated with the Company's acquisition of RS. These intangible assets include assets with a useful life, which are being amortized over their remaining useful life, as well as those intangible assets with an indefinite life.

Other Intangible Assets:	Carrying Value	Estimated Remaining Useful Life
Finite Life:		
Institutional investment management contracts and relationships (RS Investments)	$ 22,400,000	0.8 year
Covenants-not-compete and other provisions (RS Investments)	1,600,000	Fully amortized
Internally developed computer software system	30,000	Fully amortized
	24,030,000	
Accumulated amortization	(22,370,741)	
Institutional contracts sold to SSCP	(46,874)	
	1,612,385	
Indefinite Life:		
Mutual funds investment management contracts (RS Investments)	190,800,000	Indefinite

Mutual funds investment management contracts (Oak Value)	497,899	Indefinite
RS trade name	12,600,000	Indefinite
	203,897,899	
Other intangible assets, net	$ 205,510,284	

The following is a schedule of the remaining amortization for intangible assets with a useful life:

For the year ended December 31,	**Institutional Investment Management Contracts and Relationships and Covenants not to Compete**
2015	$ 1,612,385
2016	-

The weighted average remaining amortization period for intangible assets is 0.8 years.

7. Furniture, Equipment and Leasehold Improvements

At December 31, 2014, furniture, equipment and leasehold improvements consisted of the following:

Furniture and equipment	$ 2,379,412
Computer software and hardware	4,815,196
Leasehold improvements	5,398,577
Accumulated depreciation and amortization	(4,643,310)
	$ 7,949,875

8. Lease Commitments

RS occupies office space in California, New York, Boston, London, Singapore, Hong Kong, Washington D.C, and Des Moines under non-cancelable operating leases expiring at various times through June 2023. At December 31, 2014, the Company had remaining minimum lease commitments as follows:

For the year ended December 31:

	Operating Leases
2015	$ 2,633,093
2016	2,421,351
2017	2,385,194
2018	2,105,410
Thereafter	10,277,707
	$19,822,755

9. Nonpension Postretirement Plans

The Subsidiary has a nonpension postretirement healthcare plan (the "Healthcare Plan") that provides medical and dental benefits for eligible retirees of RS and their eligible dependents, as well as life insurance for eligible retirees. An eligible retiree of RS is the Chief Executive Officer ("CEO") or any direct report of the CEO that has 18 years or more of service and has attained the age of 55. The costs of the benefits provided under the Healthcare Plan are to be paid by the eligible retiree. In December 2007, one retiree became eligible for benefits under the Healthcare Plan and RS agreed to pay the cost of the benefits pursuant to the terms of the retiree's employment agreement.

For the Healthcare Plan accounting, RS reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. The Company used the actual premium rates in place for 2012, assumed the healthcare cost trend for 2013 will be 6.0% and then decreasing to 4.75% over the next 5 years. The accumulated benefit obligation of the Healthcare Plan as of December 31, 2014 is $304,000.

All GLIC employees engaged in GIS' business are covered under GLIC defined benefit and defined contribution plans.

10. Employee Compensation Plans

Unit Options

Unit options are provided to certain eligible employees of RS as provided under the terms of the related option agreements. When unit options are exercised, the Company issues new units. A summary of the status of RS unit option grants is as follows:

	Unit Options	
	Units	Weighted Average Grant Price
Outstanding at December 31, 2013	15,675,654	$ 5.75
Granted	5,800,000	7.83
Exercised	(854,308)	6.18
Cancellation	(1,209,515)	6.46
Forfeited	(507,668)	7.22
Expired	-	-
Outstanding at December 31, 2014	18,904,163	$ 7.01
Exercisable at December 31, 2014	13,779,163	

The following information summarizes RS unit options outstanding at December 31, 2014:

Exercise Price	Option Shares Outstanding	Weighted-Average Remaining Life (in years)
$ 6.05	680,756	0.3
6.32	605,921	1.1
7.35	50,000	1.7
7.35	873,000	2.0
7.35	1,260,504	2.1
7.35	700,000	2.9
7.35	125,000	2.9
7.35	400,000	3.0
6.63	100,000	3.0
6.63	3,617,318	3.0
6.05	822,810	3.3
6.12	200,000	3.4
6.05	625,000	3.5
6.05	75,000	3.5
6.05	186,625	3.9
6.46	2,782,229	4.1
7.35	3,425,000	4.3
7.35	100,000	4.3
7.41	125,000	4.3
7.77	200,000	4.5
8.51	375,000	4.8
8.77	1,575,000	5.0
	18,904,163	

The following information summarizes RS unit options exercisable at December 31, 2014:

Exercise Price	Option Shares Exercisable
$ 6.05	2,390,191
6.32	605,921
7.35	3,508,504
6.63	3,717,318
6.12	200,000
6.46	2,782,229
7.41	125,000
8.77	450,000
	13,779,163

The following information summarizes the unvested unit options under RS compensation plans at December 31, 2014:

	Number of Shares	Weighted-Average Grant Date Fair Value
Shares unvested at December 31, 2013	1,595,168	$ 6.38
Granted	5,125,000	7.76
Vested	(1,087,500)	6.32
Canceled/forfeited	(507,668)	7.22
Shares unvested at December 31, 2014	5,125,000	$ 7.76

Unit options-based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as expense on the straight-line basis over the employee's requisite service period.

The Black-Scholes pricing model is used to estimate the fair value of each unit option award on their respective grant dates. The following are the assumptions that were incorporated in the model:

	Option Grant Date		
	3/12/14	3/17/14	4/30/14
Dividend yield	7.90%	7.90%	7.90%
Volatility	33.78%	33.72%	33.54%
Risk -free interest rate	0.81%	0.82%	0.90%
Expected lives (years)	3.03	3.03	3.03

	Option Grant Date		
	6/4/14	9/30/14	12/3/14
Dividend yield	7.90%	7.90%	7.90%
Volatility	33.55%	29.58%	26.56%
Risk -free interest rate	0.90%	1.19%	1.08%
Expected lives (years)	3.03	3.03	3.03

The expected dividend yield is based on the estimated annual member cash profit allocation distributions expected to be paid over the expected life of the options as a percentage of the formula value of the Company's units as of the grant date.

The expected unit price volatility is estimated using the historical volatility of a comparative group of publicly-held guideline companies and other factors. The historical volatility covers a period that corresponds to the expected life of the options. The risk-free interest rate for the expected life of the options granted is based on the U.S. Treasury yield curve in effect as of the grant date. The expected life of the options represents the period of time that the options are expected to be outstanding computed based on historical experience.

Restricted Stock Units

During 2014, Restricted Stock Units ("RSUs") were granted to certain RS employees with the approval of the RS Board of Directors. The total number of RSUs authorized to be granted during 2014 was 4,392,390.

A summary of the status of the Company's RSU grants is as follows:

	RSUs	
	Units	**Weighted Average Grant Price**
Outstanding at December 31, 2013	-	$ -
Granted	4,392,390	7.45
Forfeited	(200,000)	7.35
Outstanding at December 31, 2014	4,192,390	$ 7.45

The majority of the RSUs have a vesting period of 5 years, with 33.3% vesting on the third, fourth, and fifth anniversary of the grant date, with expense recognized over the vesting period on a straight-line basis. The RSU holders are entitled to dividends from RS that begin accruing upon the RSU being granted. Accrued dividends will be paid upon vesting. Once fully vested, the RSUs convert into equity units in RS. As of December 31, 2014, total dividends accrued for the RSU holders was $2,330,826, which is included in distribution payable to noncontrolling members in the Consolidated Statement of Financial Condition.

Stock Appreciation Rights

During 2014, Stock Appreciation Rights (SARs) were issued to certain RS employees with the approval of the RS Board of Directors. As of December 31, 2014, a total of 855,000 SARs were outstanding.

The SARs have a cliff-vesting period of 3 years. No equity units are issued for SARs. The SAR holder would be eligible for a cash dividend equal to the difference between the value of RS equity units at the end of the vesting period and the value of RS equity units at the date of grant. The fair value of the unvested SARs is remeasured monthly based on the latest RS equity unit values. As of December 31, 2014 the liability for SARs was $237,161, which is included in distribution payable to noncontrolling members in the Consolidated Statement of Financial Condition.

Defined Contribution Pension Plan

The Company sponsors a defined contribution plan whereby RS employees may elect to contribute a percentage of their compensation. Employees who are age 19 or older are eligible to participate upon employment. The Company may make a discretionary profit sharing contribution up to the maximum permitted by law. RS employees are eligible for the employer profit sharing plan contributions after one year of employment. The Company contributed $2,090,145 to the plan for the year ended December 31, 2014.

11. Income Taxes

At December 31, 2014, GIS has a net deferred tax liability of $54,518,786.

The tax effects of the temporary differences that give rise to the significant portion of the tax assets and liabilities are as follows:

Intangible Assets		$ (61,994,174)
Options, RSUs, & SARs		8,229,536
Oak Value		568,758
Other Partnership inside basis adjustment		(1,322,906)
	Deferred tax liability	$ (54,518,786)

At December 31, 2014, GIS recorded a current federal income tax receivable of $498,862 due from GLIC.

At December 31, 2014, GIS did not have any unused net operating or capital loss carry forwards available to offset against future taxable income.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the year ending December 31, 2014, the Company recognized no interest and penalties.

GLIC files U.S. federal income tax returns along with various state and local income tax returns. The IRS is currently in the process of reviewing GLIC's U.S. income tax returns for the tax years 2009 through 2011.

12. Regulatory Requirements

GIS is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that GIS maintain net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, GIS (unconsolidated) had net capital of $40,423,063 which is $40,140,339 in excess of the $282,724 required to be maintained. The ratio of aggregate indebtedness to net capital is 0.10 to 1.

As this accompanying Consolidated Statement of Financial Condition includes the amounts of the Company and its subsidiaries, the amounts differ from those included in the Company's unaudited Form X-17A-5 Part II report filed with the SEC ("Form 17A-5"). For the purpose of calculating net capital, GIS's interest in RS is considered a non-allowable asset, and does not provide a net capital benefit.

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the paragraph (k)(2)(i) of that rule.

13. Promissory Notes Payable to Members

In connection with the terminations of noncontrolling members, the following promissory notes were issued for the repurchase of the members' units:

Date Issued	Promissory Note Amount	Interest Rate (%)	Maturity Date	Interest Expense (2014)	Interest Payable[a]
April 2014 (GIS)	$ 2,903,616	4.25	August 2015	$ 94,045	$ 94,045
February 2014 (RS)	73,292	4.25	January 2016	2,891	2,891
May 2014 (RS)	103,018	4.25	January 2016	2,966	2,966
October 2014 (RS)	223,145	4.25	August 2016	2,390	2,390

[a] Represents the balance of interest accrued as of December 31, 2014, and is included in the "Promissory notes payable to members" balance on the Consolidated Statement of Financial Condition.

14. Line of Credit

Effective November 1, 2013, RS secured a line of credit from GLIC for $12,000,000 with an interest rate per annum of Prime Rate + 1%, for a term of 18 months ending May 1, 2015. The credit line has a commitment fee of 0.125% on the unused available amount, payable quarterly at the end of each quarter. As of December 31, 2014, no line of credit is outstanding and the available amount is $12,000,000.

15. Indemnifications

RS has provided general indemnifications to members and officers of RS and others when they act, in good faith, in the best interest of RS. RS is unable to develop an estimate of the maximum potential amount of future payments that could result from any hypothetical future claim, but expects the risk of having to make any payments under these general business indemnifications to be remote.

16. Contingencies

The Company is subject to various claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the ultimate resolution of these matters should not have a material effect on the Company's consolidated financial position or results of operations.

17. Subsequent Events

The Company considers events occurring after the Consolidated Statement of Financial Condition date but prior to February 27, 2015, the issuance date of the financial statements, to be subsequent events requiring disclosure. The following event(s) occurred subsequent to December 31, 2014:

Broker-dealer Activities and Registration

On January 23, 2015, GIS filed a request with FINRA to proceed with the transfer of its wholesale business activities and mass transfer of its registered representatives to the affiliated broker-dealer, Park Avenue Securities LLC. Park Avenue Securities is a wholly-owned subsidiary of GIAC. The

request was approved by FINRA on February 2, 2015. Subsequent to such transfer, GIS expects to withdraw its registration as a FINRA member broker-dealer during 2015.

There were no other subsequent events through February 26, 2015, the date the financial statements were available to be issued.